SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[February 3, 2005]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES

Date     February 3, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

METSO SELLS REAL ESTATE IN PORI, FINLAND

(Helsinki, Finland, February 3, 2005) – Metso Corporation (NYSE: MX; OMX: MEO)

Metso has made an agreement to sell real estate in Pori, Finland to the city of Pori and Hollming Oy for approximately EUR 12 million. The agreement has been approved by Metso Board of Directors and Pori City Board. The deal will be completed after the approval of Pori City Council, which will handle the matter on its meeting on February 28, 2005.

The property to be sold includes the Karjaranta industrial site and its structures as well as the old Rosenlew headquarters in downtown Pori. Metso will remain in the Karjaranta office premises under a long-term lease agreement.

Metso is a global technology corporation serving customers in the pulp and paper industry, rock and minerals processing, energy industry as well as in selected other industries. In 2004, the net sales of Metso Corporation were approx. EUR 4 billion, and it has some 23,000 employees in more than 50 countries. Metso’s shares are listed in the Helsinki and New York Stock Exchanges.

For further information, please contact:
Eero Leivo, Senior Vice President, Administration, Metso Corporation, tel. +358 204 84 3230
Eeva Mäkelä, Vice President, Investor Relations, Metso Corporation, tel. +358 204 84 3253

or

Eeva Mäkelä, Vice President, Investor Relations, Metso Corporation, tel. +358 20 484 3253
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.